Exhibit 4.10

Can-fite Biopharma Ltd.

(hereinafter: “the Company”)

COMPENSATION POLICY

TO OFFICERS

Date of approval of General Meeting: July 3, 2024

Date of last update: November 29, 2023

Contents

Item	Subject	Page
1	Definitions	1
2	Object of the compensation policy and its implementation	1
3	Guiding principles for examining and determining the tenure and employment of Officers	2
4	Structure of the compensation package	5
5	Fixed compensation	5
6	Benefits and related conditions in fixed compensation	7
7	Performance dependent compensation (bonus)	8
8	Capital compensation	11
9	Signing Bonus	12
10	Conditions for terminating employment	13
11	Exemption, indemnity and insurance	14

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1.	Definitions

“The Stock Exchange”	The Tel Aviv Stock Exchange Ltd.;
“The Companies Law”	The Companies Law, 5759 – 1999;
“Officer”

Chief Executive Officer, Chief Operating Officer, Deputy Chief Executive Officer, Assistant Chief Executive Officer, everyone fulfilling such a position in the Company even with a different title, and a Director or Manager answering directly to the Chief Executive Officer;

“Amendment 20”	The Companies Law (Amendment No. 20), 5773-2012;
“Tenure and Employment”

Tenure and employment of an Officer, including giving exemption, insurance, indemnity undertaking or indemnity according to an indemnity permit, retirement grant, and every benefit, other payment or undertaking for such a payment, given due to such service or employment;

“Compensation Regulations”	The Companies Regulations (Rules Regarding Compensation and Expenses to an External Director), 5760-2000;

2.	Object of the Compensation Policy and its implementation

2.1	Pursuant to the provisions of Amendment 20, the Company is required to determine a compensation policy for its present and future serving Officers (hereinafter: “the Policy” or “the Compensation Policy”). In the Committee meeting January 8, 2023 the Committee approved the compensation and on January 11, 2023 the Company’s Board of Directors approved the detailed Policy set forth in this document below.

2.2	This document is intended to define and detail the Company’s Policy relating to the compensation of present and future serving Officers. Determining the Policy, its publication and presentation for approval of the General Meeting, in accordance with the provisions of the Companies Law, is intended to increase the level of transparency regarding everything connected with the compensation of the Company’s Officers and improve the ability of the Company’s shareholders to express their opinions and influence the Compensation Policy of Officers serving in the Company.

2.3	In addition, the Policy has been adapted to the Company’s targets and its long-term work plan and is intended to assist with the following goals:

2.3.1	The Company’s ability to retain and recruit senior executives and able people to lead the Company to significant achievements and to cope with the challenges facing it;

2.3.2	The creation of a work environment with incentives which will encourage, among its Officers, motivation to realize the Company’s targets in both the short and long terms, all in accordance with the Company’s business plan, and all this while taking reasonable risks according to the risks policy decided, from time to time, by the Company’s Board of Directors;

2.3.3	Creating a suitable balance between the various compensation components when determining the tenure and employment of Officers in the Company.

2.3.4	Maintaining and strengthening the trust of shareholders and potential investors in the Company.

2.4	Implementation of the Policy is as from the date of its approval by the General Meeting of the Company’s shareholders, with the required majority in accordance with the Provisions of Section 267a(b) of the Companies Law, until the end of (3) three years from the said date of approval by the General Meeting. The aforesaid does not derogate from the obligation of the Compensation Committee and Board of Directors to examine the need to update the Compensation Policy from time to time, in accordance with the Company’s needs.

2.5	The Compensation Policy will apply to Officers presently serving in the Company and Officers who will serve the Company in the future.

3.	Guiding principles for examining and determining the terms of tenure and employment of Officers

3.1	When examining the terms tenure and employment of Officers in the Company, the Compensation Committee and Board of Directors will examine their education, abilities, expertise, professional experience and achievements of the Officer or the candidate to be an Officer in the Company, whichever relevant. In addition, the Compensation Committee and Board of Directors will examine the knowledge and understanding of the Officer (or the candidate to serve as an Officer in the Company) with the Company and his knowledge and understanding of the market and environment in which it operates.

3.2	Without derogating from the aforesaid, the following parameters will be examined:

3.2.1	The position he serves in the Company or the position that he will serve in the Company, the fields of responsibility and extent of his position;

3.2.2	The expected contribution of the Officer to promote the Company’s targets and business in the long-term;

3.2.3	Previous payroll agreements signed with the Officer;

3.2.4	The mix of compensation taking into account considerations of managing risks in the Company and the Company’s long-term targets;

3.2.5	The Company’s financial position and results of its operations;

3.2.6	The relationship between the Officer’s compensation and the average salary and median salaries of the other employees in the Company (including contractor employees employed by the Company, should there be any, as defined in Section 3 of Part A of the First Addendum A of the Companies Law). The Compensation Committee and Board of Directors believe that in order to maintain good working relationships within the Company it is important to maintain reasonable and fair salary differences between the Company’s management level (from the level of Vice President and above) and the other employees in it. However, it is important to compensate and encourage the Company’s management in order to increase the Company’s profits, its success and achieve its business targets. As required by law, the Compensation Committee and Board of Directors examined that the ratio between the service and employment conditions of each one of the officers and the mean and median cost of employing the rest of the Company’s employees. At the time of formulating this policy and its approval, the ratio between the employment cost of Officers and the average and median compensation cost in the Company is: at the VP level 1.46 times the average salary in the Company, which presently stands at NIS 36,204 thousand, and 1.98 times the Company’s median salary cost, which presently stands at NIS 26,650 thousand; and at the Company’s CEO level 2.67 times the average salary in the Company, and 3.63 times the cost of the Company’s median salary.

3.3	The comparison to the average market salary – if necessary, at the discretion of the Compensation Committee, a comparison will be made to the average salary in the relevant market for similar roles in similar companies when determining the officers’ compensation, as applicable. For the purpose of the comparison, if made, companies will be selected based on whether it is possible to collect reliable and complete information regarding the officers’ salary, and which meet the maximum possible number of the following criteria:

3.3.1	Companies which are engaged in the Company’s fields of operations or in fields as similar as possible;

3.3.2	Companies traded on the Stock Exchange which have a similar market value to that of the Company;

3.3.3	Companies traded in the same index on the Stock Exchange in which the Company is traded on the date of making the comparison;

3.3.4	Companies with similar financial data to the Company’s financial data, such as annual profit/loss, annual gross profits, shareholders’ equity, the level of research and development expenses;

3.3.5	Companies which employ a similar number of employees to those of the Company.

Regarding this clause: “Similar” a deviation of the range of 50%-200%, in all the comparative criteria for the relevant data of the Company will also be taken into account.

3.4	Pursuant to legal easements, an immaterial change in the terms of an officer’s tenure in the Company who is not serving as a director or CEO will be approved by the Company CEO and will not require the Compensation Committee’s approval; An immaterial change in the terms of the Company CEO’s tenure will be approved by the Compensation Committee’s and the Board’s approval. For the purposes of this paragraph, “material” means over 5% of the fixed components of the compensation per annum in terms of the employer’s cost.

3.5	If, pursuant to the provisions of the law, in relation to officers who are not controlling shareholders or their relatives, it is permitted to apply easements regarding the terms of their tenure and employment, this Compensation Policy will be deemed as including the said easements, as of the date they come into effect, subject to the approval of the Company’s Compensation Committee.

3.6	An officer in the Company can be employed as an employee or alternatively provide the Company with services via a company they own, provided that the total expenses of the Company for the said employment or service provision do not exceed the sum approved by the Company’s Compensation Committee and Board of Directors. For the purposes of this paragraph, “service provider” shall be defined as a provider of services in a personal capacity or via a company (or other corporation) in which the officer holds more than 25% of the controlling interest or is a part of the controlling core in that company (or other corporation).

4.	Structure of the compensation package

4.1	The terms of tenure and employment of an Officer include the following:

4.1.1	Fixed compensation;

4.1.2	Benefits and conditions related to the fixed compensation;

4.1.3	Performance dependent compensation (bonus);

4.1.4	Capital compensation (compensation through options or other securities of the Company);

4.15	Terms of retirement;

4.16	Exemption, insurance and indemnity.

4.2	The compensation package will be determined and adjusted to the Officer according to the function that he fulfills / will fulfill and will include the following components:

Position/Group	Fixed compensation	Benefits and related terms	Bonus	Capital compensation	Retirement conditions	Exemption, insurance and indemnity
Active Chairman of the Board of Directors	+	+	+	+	+	+
Member of the Board of Directors	+	-	-	+	-	+
CEO	+	+	+	+	+	+
VP or anyone reporting directly to the CEO	+	+	+	+	+	+

4.3	To ensure congruence between all the compensation components, the maximum ratio range between the total compensation package components for a given year for Company officers is presented in the following table:

Grade	Basic Salary	Social Benefits and Related Terms[1]	Variable Compensation Performance Related[1]	Variable Compensation Equity[1]
Active Chairman of the Board of Directors [1,2]	100%	50%	100%	75%
Member of the Board of Directors	100%	0%	25%	150%
CEO [2]	100%	50%	100%	75%
VP [2]	100%	50%	67%	75%

5.	Fixed compensation

5.1	Fixed compensation summary table for officers

Grade	Maximum Gross Fixed Compensation
Active Chairman of the Board of Directors [1,2]	Up to 90% of the CEO’s maximum fixed compensation
Member of the Board of Directors	Up to the maximum fixed amounts as stipulated in the Compensation Regulations
CEO [2]	Up to a maximum of 150,000 NIS per month
VP [2]	Up to a maximum of 100,000 NIS per month

1	Active Chairman shall mean Chairman of the Board of directors whose FTE consists at least 40% of a full-time position (100%).
2	The amounts stipulated are for a full-time position (100%). The maximum fixed compensation as stated in the table shall be subject to officer actual FTE in the Company.

[1]	The rates are in relation to the basic salary.

5.2	Active Chairman of the Board of Directors

The Active Chairman of the Board of Directors will be entitled to fixed compensation as specified in paragraph 5.1 above. If necessary, at the Compensation Committee’s discretion, a comparison will be made to the average salary in the relevant market for a similar role in similar companies when determining the compensation for the Chairman of the Board of Directors, as applicable. It should be clarified, however, that the Chairman of the Board of Directors will be entitled to different fixed compensation from other Board of Director members serving in the Company only when he is serving as ‘Active Chairman of the Board of Directors’, i.e. where his areas of responsibility and role are also in ongoing work in the Company, such as meetings with investors, active involvement in the daily life of the Company etc. and all in accordance with an employment / services agreement that the Company signed/will sign therewith.

5.3	Members of the Board of Directors

5.3.1	Members of the Board of Directors will be entitled to fixed compensation in accordance with that set forth in the Compensation Regulations and in accordance with the level of shareholders’ equity of the Company, as defined in the Compensation Regulations (as will be in force from time to time). To avoid doubt, the Company will be entitled to pay higher compensation to an expert director (as defined in the Compensation Regulations). For the avoidance of doubt, it is hereby clarified that the above mentioned does not detract from the amounts that the Company may pay pursuant to Rule 5(f) of the Companies Regulations (Reliefs for companies whose securities are listed for trading on a stock exchange outside of Israel), 5760-2000.

5.3.2	It should be mentioned that should a Director in the Company also be an employee in it, or provide services to it, in any position whatsoever, whatever his title, he will not be entitled to compensation for participating in meetings of the Company’s Board of Directors. For the purposes of this paragraph, a director for whom there is doubt regarding whether he is a service provider for the Company or not, he will declare before the Compensation Committee members, as per their request, that he is not a service provider in a personal capacity and also does not provide services via a company that he controls or holds more than 25% of the issued capital. For the purposes of this paragraph “service provider” shall be defined as a provider of services in a personal capacity or via a company (or other corporation) in which the director holds more than 25% of the controlling interest or is a part of the controlling core in that company (or other corporation).

5.3.3	The Directors who are related or connected to a controlling shareholder in the Company will not be entitled to any compensation whatsoever for serving as directors in the Company.

5.4	The CEO, VP or anyone reporting directly to the CEO

5.4.1	For the purpose of this clause “CEO”, “VP” or “a manager reporting directly to the CEO”, jointly will hereinafter be called: “Manager” or “Managers”, whichever relevant.

5.4.2	The amount of fixed compensation of Managers will be determined, inter alia, in accordance with the provisions of clauses 3.1 and 3.2 above, and it shall not exceed the sum specified in the table in paragraph 5.1 above.

5.4.3	In addition, if required, at the Compensation Committee’s discretion, a comparison will be made to the average salary, as specified in paragraph 3.3 above.

6.	Benefits and related terms to fixed compensation

All the benefits and related terms detailed below are the maximum benefits and terms.

Benefit / related terms	CEO/ Active Chairman	VP or a manager reporting directly to the CEO
Vehicle	Yes, in the value of a vehicle of up to 250,000 NIS according to the income tax tables	Yes, in the value of a vehicle of up to 200,000 NIS according to the income tax tables
Grossing up the value of the vehicle	Yes	Yes
Mobile telephone	Yes	Yes
Grossing up the value of mobile telephone	Yes	Yes
Vacation days	24	24
Accumulating vacation days	Yes, for 2 years	Yes, for 2 years
Vacation allowance days	As per the law
Further study fund (employer 7.5% provision); employee 2.5%)	Yes
Pensionary insurance in accordance with the law	Yes
Reimbursement of expenses in the role	Yes, against receipts	Yes, against receipts
Other (newspapers, internet at home, etc.)	Internet + newspaper	Internet + newspaper
Period of non-competition	Up to 12 months	Up to 12 months

7.	Performance dependent compensation (bonus)

Granting bonuses to officers and the Active Chairman of the Board of Directors is intended to provide officers and the Active Chairman of the Board of Directors with incentives to achieve targets and objects which contribute in the long-term to achieve the Company’s business targets and strategic plans, as determined from time to time by the Company’s Board of Directors. The Company’s success creates an identity of interests with the officers serving in it, as its success is also their success.

The Company’s Board of Directors, after receiving recommendations from the Compensation Committee may determine, every year, a bonus plan for the Company’s officers and Active Chairman of the Board of Directors, which will be based on the annual budget approved by the Board of Directors and all as set forth below.

7.1	Every payment to be paid to an officer in accordance with the bonus plan will not be considered as part of the fixed compensation and will not be a basis for calculating entitlement or accumulation of any right/ rights.

7.2	The bonus plan will be approved specifically for every officer or Active Chairman of the board of directors, and the Company’s management may decide not include this or that officer or the Active Chairman of the Board of Directors in the bonus plan.

7.3	An officer/ Active Chairman of the Board of Directors will be entitled to a bonus provided that he worked in the Company (or for the Active Chairman of the Board of Directors that he has served in his role) for a minimum period of 12 months prior to the date of granting the bonus.

7.4	The maximum bonus for meeting all the targets set forth below will be calculated according to the salary of December of the year for which the bonus is given, when:

7.4.1	CEO – up to 9 monthly salaries, discretionary grant – 3 monthly salaries. Total of up to 12 monthly salaries;

7.4.2	Active Chairman of the Board of Directors – up to 9 monthly salaries, discretionary grant – 3 monthly salaries. Total of up to 12 monthly salaries;

7.4.3	Vice President – up to 6 monthly salaries, discretionary grant – 2 monthly salaries. Total of up to 8 monthly salaries.

7.5	The bonus plan for officers (excluding CEO and the Active Chairman of the Board of Directors) will based on targets which will be determined by the Compensation Committee and Board of Directors in advance each year, as detailed below:

7.5.1	All-inclusive Company target: The bonus is based on an index, i.e.: meeting the Company’s expenses target, raising capital, meeting the drug development plan, business development, achieving regulatory milestones, commencing new clinical applications. The all-inclusive Company financial target will include at least one and not more than three of the criteria detailed above.

The weight given to the all-inclusive Company target will be between 30% - 50% of the total bonus.

7.5.2	Personal measured targets: These targets will be determined for each officer personally by the CEO (for officers at the level of vice president) and will be based on measurable parameters in the field of the professional responsibility of every officer in the Company. The personal measurable targets will include up to three personal targets.

The weight given to the personal measured targets will be between 30% - 50% of the total bonus.

7.5.3	Discretion of the Manager: The evaluation of the performance of officers at the level of vice president will be done by the Company’s CEO. The evaluation of performance of every officer, will relate to his contribution to the Company during the year for which the bonus is paid, separately from the financial bonuses and the personal bonuses.

The weight given to the discretion of the manager will not exceed 25% of the total bonus.

Notwithstanding paragraph 7.5 above, the Compensation Committee and the Company Board of Directors may authorize the granting of a grant that shall not exceed the maximum grant as specified in paragraph 7.4.3 above to an officer who is subordinate to the CEO, according to criteria which are not measurable pursuant to the provisions of the First Appendix A of the Companies Law.

7.6	The grants plan for the CEO shall be target-based, to be determined by the Compensation Committee and Board of Directors every year, as outlined below:

7.6.1	All-inclusive company target as specified in paragraph 7.5.1 above. The weight given to the all-inclusive company target will be between 0% - 100% of the grant amount.

7.6.2	Manager discretion (according to unmeasurable criteria): CEO performance evaluation will be done by the Compensation Committee and the Board of Directors. The weight given to manager discretion shall not exceed 25% of the grant amount.

7.7	The grants plan for the Active Chairman of the Board of Directors shall be target-based, to be determined by the Compensation Committee and Board of Directors every year, as outlined below. The grant will be presented for the approval by a regular majority in a meeting.

7.7.1	All-inclusive company target as specified in paragraph 7.5.1 above. The weight given to the all-inclusive company target will be between 0% - 100% of the grant amount.

7.7.2	Manager discretion (according to unmeasurable criteria): Active Chairman performance evaluation will be done by the Compensation Committee and the Board of Directors. The weight given to manager discretion shall not exceed 25% of the grant amount.

7.8	The Company’s Compensation Committee and Board of Directors will determine the weight of each of the criteria in the total Company target and the personal measurable targets (as applicable), at their discretion, provided that a minimum level of meeting the targets will not be less than 70% of the total targets in order to receive some amount of the bonus.

7.9	The Company’s Compensation Committee and Board of Directors have the full authority to reduce payment of the bonus, or not to pay it at all, if they found that the financial position of the Company will be significantly harmed or it is not able to make such a payment.

7.10	One-time bonus

The Company’s Board of Directors, with the recommendation of the Compensation Committee will be entitled to grant a one-time bonus to an officer for a significant event or events in the Company which are not included in the targets as specified in paragraph 7.5 above. The amount of the one-time bonus will not exceed (3) times the amount of the fixed compensation (monthly). In the event of a change in control in the Company, members of the Board of Directors in the Company will be entitled to receive a one-time bonus up to the fixed annual compensation amount of the directors.

7.11	Should it become clear that after payment of the annual bonus or the one-time bonus, whichever relevant, that the calculation of the bonus is carried out based on data in which it became clear were incorrect as a result of an error in good faith and were restated in the Company’s financial statements during a period of three periodic consecutive financial statements after the date of payment of the grant, the officers will reimburse the Company the part of the bonus paid to them, which was based, as mentioned, on incorrect data, and this within six (6) months from the date of publication of the restated financial statements. The amount to be repaid by the officers will be linked to the consumer price index as from the date of publication of the restated statements until the date of actual repayment.

7.12	The Board of Directors may, after approval is received from the Compensation Committee, convert the annual bonus to which an officer is entitled into shares or options, provided that their financial value is the same as the value of the annual bonus.

7.13	The total annual bonus and the one-time bonus in this section 7 shall not exceed 12 salaries for the CEO and an active chairman, and 8 salaries for the VP.

8.	Capital compensation

As part of the terms of tenure and employment of officers in the Company, the Company combines in its compensation package a capital compensation component. A component of this type is an incentive for the officers, by their participation in the profits and economic success of the Company. In addition, this compensation contributes to increasing the officer’s identification with the Company, so that the officer will remain in it and see it as his future. The capital compensation creates a certain inspiration among the officers, who aspire to be part of the Company’s success and receive part of its profits. The capital compensation component also enables the Company to employ skilled people while spreading the salary burden so that it limits the cash flow burden on the Company. The capital compensation component, while reducing the burden of expenses, enables the Company to free investments and take risks, which are defined by the Company’s Board of Directors by entering into additional and new projects.

From recognizing the advantages of the capital compensation component as part of the total salary package to officers in the Company, the Company may combine in the compensation package of officers in it with a capital compensation component, all in accordance with the following:

8.1	The options allotted to officers will be allotted in accordance with the Company’s options plan approved by its Board of Directors on 28 November 2013, or according to an option plan which will be approved by the Company’s Board of Directors from time to time, in accordance with, as far as possible the provisions of Section 102 of the Income Tax Ordinance (New Version) 5721-1961, and will not be listed for trading on the Stock Exchange.

8.2	The value of the options, on their issue date, according to the Black & Scholes formula or according to the binomial model will not exceed 75% of the total fixed annual compensation of an officer (at the level of VP, CEO or an active chairman). Regarding directors, the value of the options, according to the Black & Scholes formula or according to the binomial model, will not exceed 2 average salaries of officers in the Company, who are not directors.

8.3	The exercise price of the options will be determined in accordance with the average price of the Company’s share during the period between three (3) to thirty (30) days of trading prior to the date of approval of granting the options by the Board of Directors, as decided by the Board of Directors.

8.4	The vesting periods of the options to be granted to the officers will not be less than four years, where the vesting will be a quarterly vesting so that at the end of every quarter, and in the event as stated of a four (4) year vesting period 1/16 of the options allotted to the officers will vest. It is hereby clarified that the vesting period will apply as long as the officer works for the Company. The options’ vesting period will be identical for all officers.

8.5	In the event that the employee/employer relations will end or the engagement between the officer and Company has ended, the date of expiry of the options that vested will not exceed a period between three months and six months from the date of the end of the employee/employer relations or the end of the engagement, whichever relevant. The Company’s Board of Directors, after receiving the recommendation of the Compensation Committee, will have the discretion whether to extend this period, provided that this extended period will not exceed one year.

8.6	In general, on the occurrence of one or more of the following events, the officer shall be entitled to acceleration of the vesting of all components of equity compensation granted to him and which have not yet vested:

8.6.1	Acquisition of control in the Company by a third party;

8.6.2	The merger of the Company, within the meaning of this term in the Companies Law.

8.6.3	Sale or providing an exclusive license on most of the Company’s intellectual property.

Notwithstanding, the Board of Directors may decide not to approve such acceleration of vesting.

9.	Signing Bonus

9.1	The Company may, in circumstances to be approved by the Compensation Committee and the Company Board of Directors as exceptional circumstances, offer a signing bonus to a new officer in the Company.

9.2	The total signing bonus shall not exceed a sum of 3 monthly salaries gross as to be determined for the relevant officer. The Company may determine that the officer will be required to repay all or part of the signing bonus allotted thereto to the Company if the officer does not complete the minimum term of service in the Company.

10.	Conditions for terminating employment

In the event of dismissal of an officer by the Company (not due to “grounds” as defined in the employment/services agreement signed / which will be signed with the officer) or in the event of resignation of the officer in the Company in circumstances which require severance pay in accordance with the Law, in addition to the severance pay that the Company is obligated to pay to the officer by Law, the Company may, with the approval of the Compensation Committee and the Board of Directors, also pay the officer the following payments:

10.1	Prior notice

10.1.1	The period of prior notice for every officer will be determined by the Compensation Committee and the Company’s Board of Directors, prior to signing the employment agreement with the officer.

10.1.2	During the prior notice period the officer will be required to continue to fulfill his function unless the Company’s Board of Directors decides to release him from that obligation. In such a case the officer will be entitled to continue to receive all the terms of tenure and employment without any change.

10.1.3	Payment for the prior notice period will not exceed the following:

CEO	Up to 6 salaries
Active Chairman	Up to 6 salaries
Vice President	Up to 3 salaries

10.1.4	The salary to be paid during the period of prior notice will be calculated according to the last salary (and according to the fixed compensation only, i.e., not including bonuses paid to the officer) but including related social benefits paid to the officer prior to the date of dismissal / resignation, in such a situation that entitles payment of severance pay.

10.2	Retirement grant

10.2.1	The Compensation Committee and the Company’s Board of Directors will be entitled to approve payment of a retirement grant to officers in the Company on the date of their retirement, provided that the retirement grant will not exceed the following:

Worked in the Company over 10 years	Worked in the Company between 5 - 10 years	Worked in the Company between 1 - 5 years	Worked in the Company up to 1 year	Position
Up to 12 salaries	Up to 6 salaries	Up to 4 salaries	Up to 1 salary	CEO
Up to 10 salaries	Up to 6 salaries	Up to 4 salaries	Up to 1 salary	Vice President
Up to 12 salaries	Up to 6 salaries	Up to 4 salaries	Up to 1 salary	Active Chairman

10.2.2	Notwithstanding the above mentioned in section 10.2.1 herein, in the event of a change of control (as this term is defined below), the retirement grant specified in the table above can increase up to 150%, but no less than three salaries, to an officer that worked at the Company for at least one year. For the purposes of this paragraph “a change of control” shall include all events of selling control in the Company to a third party, a merger of the Company with another, or selling most or all of the Company’s assets.

10.2.3	In the framework of the decision whether to grant a retirement grant, as mentioned above, the Compensation Committee and Board of Directors will examine, on the basis on the recommendation of the Chairman of the Board of Directors (in the case of a CEO) or the Company’s CEO (in the case of a Vice President) the extent of the officer’s contribution to the Company and to promote the targets that it set for itself, with the emphasis on specific activities and projects that he managed or was responsible for, the level of meeting the personal targets set for him, if any were set, and the level of meeting the targets defined in the Company’s budget.

10.2.4	The retirement grant will be paid on the date of termination of employee / employer relations, and will be paid on the basis of the last salary (and according to the fixed compensation only, i.e., not including bonuses paid to the officer) paid to the officer prior to the date of his dismissal / resignation in such a situation that entitles payment of severance pay.

10.2.5	The Board of Directors may, after receiving confirmation from the Compensation Committee, convert the grant as specified in paragraph 10.2 herein into Company shares, provided their financial value is equal to the value of the converted grants.

10.3	In the event of a change of control, the Board of Directors prior to the completion of the transaction, may decide to cancel section 14 of the Severance Compensation law - 1963 (as provided in the employment agreement of an officer) and determine a payment of severance pay in accordance with the last salary of that officer minus the amounts accrued at the Insurance.

11.	Exemption, indemnity and insurance

The applicability of the terms of insurance, indemnity and exemption from liability for all the Officers will be transversal and consistent for all officers (directors and other officers).

The officers in the Company will be entitled to receive from the Company a letter of exemption and indemnity, whose terms will be according to the provisions of the companies law and to be included in the officers insurance cover that the Company will purchase, and all in accordance with the wording, the conditions and extent approved, from time to time, by the Company’s organs in accordance with the Law.

In addition, the officers shall be entitled to be included under the Company’s insurance policy that the Company will purchase in the ordinary course of business, to cover directors and officers responsibilities in the Company and its subsidiaries, as may be from time to time, including directors and officers who are or may be considered Company’s controlling shareholders, and all in a way of “Framework Transaction” within its meaning of the Companies Regulations (Relief of Stakeholder Transactions), 2000, with a liability limit of up to 10 million US dollars per case and each insurance year, with an annual premium and self-participation in accordance with the market conditions at the time the policy was drawn up, provided that the cost is not material to the Company. The insurance policy will insure the officers both in connection with Israeli law and in connection with US law, in which the Company’s securities are traded on the New York Stock Exchange.

EXHIBIT

Can-Fite BioPharma Ltd.

Executive Officer Clawback Policy

Approved by the Compensation Committee of the Board of Directors on November ___, 2023 (the “Adoption Date”)

I. Purpose

This Executive Officer Clawback Policy describes the circumstances under which Covered Persons of Can-Fite BioPharma Ltd. and any of its direct or indirect subsidiaries (the “Company”) will be required to repay or return Erroneously-Awarded Compensation to the Company.

This Policy and any terms used in this Policy shall be construed in accordance with any SEC regulations promulgated to comply with Section 954 of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, including without limitation Rule 10D-1 promulgated under the Securities Exchange Act of 1934, as amended, and the rules adopted by the NYSE, as well as the provisions of the Israeli Companies Law of 1999 (the “Companies Law”).

Each Covered Person of the Company shall sign an Acknowledgement and Agreement to the Clawback Policy in the form attached hereto as Exhibit A as a condition to his or her participation in any of the Company’s incentive-based compensation programs; provided that this Policy shall apply to each Covered Person irrespective of whether such Covered Person shall have failed, for any reason, to have executed such Acknowledgement and Agreement.

II. Definitions

For purposes of this Policy, the following capitalized terms shall have the respective meanings set forth below:

(a)	“Accounting Restatement” shall mean an accounting restatement (i) due to the material noncompliance of the Company with any financial reporting requirement under the securities laws, including any required accounting restatement to correct an error in previously issued financial restatements that is material to the previously issued financial statements (a “Big R” restatement), or (ii) that corrects an error that is not material to previously issued financial statements, but would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period (a “little r” restatement). Notwithstanding the foregoing, none of the following changes to the Company’s financial statements represent error corrections and shall not be deemed an Accounting Restatement: (a) retrospective application of a change in accounting principle; (b) retrospective revision to reportable segment information due to a change in the structure of the Company’s internal organization; (c) retrospective reclassification due to a discontinued operation; (d) retrospective application of a change in reporting entity, such as from a reorganization of entities under common control; and (e) retrospective revision for share splits, reverse share splits, share dividends or other changes in capital structure.

(b)	“Board” shall mean the Board of Directors of the Company.

(c)	“Clawback-Eligible Incentive Compensation” shall mean, in connection with an Accounting Restatement, any Incentive-Based Compensation Received by a Covered Person (regardless of whether such Covered Person was serving at the time that Erroneously-Awarded Compensation is required to be repaid) (i) on or after the NYSE Effective Date, (ii) after beginning service as a Covered Person, (iii) while the Company has a class of securities listed on a national securities exchange or national securities association and (iv) during the Clawback Period.

(d)	“Clawback Period” shall mean, with respect to any Accounting Restatement, the three completed fiscal years immediately preceding the Restatement Date and any transition period (that results from a change in the Company’s fiscal year) of less than nine months within or immediately following those three completed fiscal years.

(e)	“Committee” shall mean the Compensation Committee of the Board.

(f)	“Covered Person” shall mean any person who is, or was at any time, during the Clawback Period, an Executive Officer of the Company. For the avoidance of doubt, Covered Person may include a former Executive Officer that left the Company, retired or transitioned to an employee non-Executive Officer role (including after serving as an Executive Officer in an interim capacity) during the Clawback Period, and this Policy applies regardless of whether the Covered Person was at fault for an accounting error or other action that resulted in, or contributed to, the Accounting Restatement.

(g)	“Erroneously-Awarded Compensation” shall mean the amount of Clawback-Eligible Incentive Compensation that exceeds the amount of Incentive-Based Compensation that otherwise would have been Received had it been determined based on the restated amounts. This amount must be computed without regard to any taxes paid.

(h)	“Executive Officer” shall mean (i) the Company’s president, principal financial officer, principal accounting officer (or if there is no such accounting officer, the controller), any vice-president in charge of a principal business unit, division, or function (such as sales, administration, or finance), any other officer who performs a policy-making function, (ii) any other person (including an officer of the Company’s parent(s) or subsidiaries) who performs similar policy-making functions for the Company, or (iii) an “Officer” within the meaning set forth in the Companies Law. For the sake of clarity, at a minimum, all persons who would be executive officers pursuant to Rule 401(b) under Regulation S-K shall be deemed “Executive Officers”.

(i)	“Financial Reporting Measures” shall mean measures that are determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements, and all other measures that are derived wholly or in part from such measures, including, without limitation, measures that are “non-GAAP financial measures” for purposes of Exchange Act Regulation G and Item 10(e) of Regulation S-K, as well other measures, metrics and ratios that are not non- GAAP measures. For purposes of this Policy, Financial Reporting Measures shall include stock price and total shareholder return (and any measures that are derived wholly or in part from stock price or total shareholder return). A Financial Reporting Measure need not be presented within the Company’s financial statements or included in a Company filing with the SEC.

(j)	“Incentive-Based Compensation” shall have the meaning set forth in Section III below.

(k)	“NYSE” shall mean The New York Stock Exchange.

(l)	“NYSE Effective Date” shall mean October 2, 2023.

(m)	“Policy” shall mean this Executive Officer Clawback Policy, as the same may be amended and/or restated from time to time.

(n)	“Received” shall mean Incentive-Based Compensation received, or deemed to be received, in the Company’s fiscal period during which the Financial Reporting Measure specified in the Incentive-Based Compensation is attained, even if the payment or grant occurs after the fiscal period.

(o)	“Repayment Agreement” shall have the meaning set forth in Section V below.

(p)	“Restatement Date” shall mean the earlier of (i) the date the Board, a committee of the Board or the officers of the Company authorized to take such action if Board action is not required, concludes, or reasonably should have concluded, that the Company is required to prepare an Accounting Restatement, or (ii) the date that a court, regulator or other legally authorized body directs the Company to prepare an Accounting Restatement.

(q)	“SARs” shall mean stock appreciation rights.

(r)	“SEC” shall mean the U.S. Securities and Exchange Commission.

III. Incentive-Based Compensation

“Incentive-Based Compensation” shall mean any compensation that is granted, earned or vested wholly or in part upon the attainment of a Financial Reporting Measure.

For purposes of this Policy, specific examples of Incentive-Based Compensation include, but are not limited to:

●	Non-equity incentive plan awards that are earned based, wholly or in part, based on satisfaction of a Financial Reporting Measure performance goal;

●	Bonuses paid from a “bonus pool,” the size of which is determined, wholly or in part, based on satisfaction of a Financial Reporting Measure performance goal;

●	Other cash awards based on satisfaction of a Financial Reporting Measure performance goal;

●	Restricted stock, restricted stock units, performance share units, stock options and SARs that are granted or become vested, wholly or in part, on satisfaction of a Financial Reporting Measure performance goal; and

●	Proceeds received upon the sale of shares acquired through an incentive plan that were granted or vested based, wholly or in part, on satisfaction of a Financial Reporting Measure performance goal.

For purposes of this Policy, Incentive-Based Compensation excludes:

●	Any base salaries (except with respect to any salary increases earned, wholly or in part, based on satisfaction of a Financial Reporting Measure performance goal);

●	Bonuses paid solely at the discretion of the Committee or Board that are not paid from a “bonus pool” that is determined by satisfying a Financial Reporting Measure performance goal;

●	Bonuses paid solely upon satisfying one or more subjective standards and/or completion of a specified employment period;

●	Non-equity incentive plan awards earned solely upon satisfying one or more strategic measures or operational measures; and

●	Equity awards that vest solely based on the passage of time and/or satisfaction of one or more non-Financial Reporting Measures.

IV. Determination and Calculation of Erroneously-Awarded Compensation

In the event of an Accounting Restatement, the Committee shall promptly determine the amount of any Erroneously-Awarded Compensation for each Executive Officer in connection with such Accounting Restatement and shall promptly thereafter provide each Executive Officer with a written notice containing the amount of Erroneously-Awarded Compensation and a demand for repayment, forfeiture or return thereof, as applicable.

(a)	Cash Awards. With respect to cash awards, the Erroneously-Awarded Compensation is the difference between the amount of the cash award (whether payable as a lump sum or over time) that was Received and the amount that should have been Received applying the restated Financial Reporting Measure.

(b)	Cash Awards Paid From Bonus Pools. With respect to cash awards paid from bonus pools, the Erroneously-Awarded Compensation is the pro rata portion of any deficiency that results from the aggregate bonus pool that is reduced based on applying the restated Financial Reporting Measure.

(c)	Equity Awards. With respect to equity awards, if the shares, options, SARs or other equity awards are still held at the time of recovery, the Erroneously-Awarded Compensation is the number of such securities Received in excess of the number that should have been received applying the restated Financial Reporting Measure (or the value in excess of that number). If the options, SARs or other equity awards have been exercised, vested, settled or otherwise converted into underlying shares, but the underlying shares have not been sold, the Erroneously-Awarded Compensation is the number of shares underlying the excess options or SARs (or the value thereof). If the underlying shares have already been sold, the Erroneously-Awarded Compensation is the higher of the value of the stock upon vesting, exercise or sale.

(d)	Compensation Based on Stock Price or Total Shareholder Return. For Incentive-Based Compensation based on (or derived from) stock price or total shareholder return, where the amount of Erroneously-Awarded Compensation is not subject to mathematical recalculation directly from the information in the applicable Accounting Restatement, the amount shall be determined by the Committee based on a reasonable estimate of the effect of the Accounting Restatement on the stock price or total shareholder return upon which the Incentive-Based Compensation was Received (in which case, the Committee shall maintain documentation of such determination of that reasonable estimate and provide such documentation to the NYSE in accordance with applicable listing standards).

V. Recovery of Erroneously-Awarded Compensation

Once the Committee has determined the amount of Erroneously-Awarded Compensation recoverable from the applicable Covered Person, the Committee shall take all necessary actions to recover the Erroneously-Awarded Compensation. Unless otherwise determined by the Committee, the Committee shall pursue the recovery of Erroneously-Awarded Compensation in accordance with the below:

(a)	Cash Awards. With respect to cash awards, the Committee shall either (i) require the Covered Person to repay the Erroneously-Awarded Compensation in a lump sum in cash (or such property as the Committee agrees to accept with a value equal to such Erroneously-Awarded Compensation) reasonably promptly following the Restatement Date or (ii) if approved by the Committee, offer to enter into a Repayment Agreement. If the Covered Person accepts such offer and signs the Repayment Agreement within a reasonable time as determined by the Committee, the Company shall countersign such Repayment Agreement.

(b)	Unvested Equity Awards. With respect to those equity awards that have not yet vested, the Committee shall take all necessary action to cancel, or otherwise cause to be forfeited, the awards in the amount of the Erroneously-Awarded Compensation.

(c)	Vested Equity Awards. With respect to those equity awards that have vested and the underlying shares have not been sold, the Committee shall take all necessary action to cause the Covered Person to deliver and surrender the underlying shares in the amount of the Erroneously-Awarded Compensation.

In the event that the Covered Person has sold the underlying shares, the Committee shall either (i) require the Covered Person to repay the Erroneously-Awarded Compensation in a lump sum in cash (or such property as the Committee agrees to accept with a value equal to such Erroneously-Awarded Compensation) reasonably promptly following the Restatement Date or (ii) if approved by the Committee, offer to enter into a Repayment Agreement. If the Covered Person accepts such offer and signs the Repayment Agreement within a reasonable time as determined by the Committee, the Company shall countersign such Repayment Agreement.

(d)	Repayment Agreement. “Repayment Agreement” shall mean an agreement (in a form reasonably acceptable to the Committee) with the Covered Person for the repayment of the Erroneously-Awarded Compensation as promptly as possible without unreasonable economic hardship to the Covered Person.

(e)	Effect of Non-Repayment. To the extent that a Covered Person fails to repay all Erroneously-Awarded Compensation to the Company when due (as determined in accordance with this Policy), the Company shall, or shall cause one or more other members of the Company to, take all actions reasonable and appropriate to recover such Erroneously-Awarded Compensation from the applicable Covered Person. Unless otherwise determined by the Committee in its discretion, the applicable Covered Person shall be required to reimburse the Company for any and all expenses reasonably incurred (including legal fees) by the Company in recovering such Erroneously-Awarded Compensation in accordance with the immediately preceding sentence.

The Committee shall have broad discretion to determine the appropriate means of recovery of Erroneously-Awarded Compensation based on all applicable facts and circumstances and taking into account the time value of money and the cost to shareholders of delaying recovery. However, in no event may the Company accept an amount that is less than the amount of Erroneously-Awarded Compensation in satisfaction of a Covered Person’s obligations hereunder.

VI. Discretionary Recovery

Notwithstanding anything herein to the contrary, the Company shall not be required to take action to recover Erroneously-Awarded Compensation if any one of the following conditions are met and the Committee determines that recovery would be impracticable:

(i)	The direct expenses paid to a third party to assist in enforcing this Policy against a Covered Person would exceed the amount to be recovered, after the Company has made a reasonable attempt to recover the applicable Erroneously-Awarded Compensation, documented such attempts and provided such documentation to the NYSE;

(ii)	Recovery would violate home country law where that law was adopted prior to November 28, 2022, provided that, before determining that it would be impracticable to recover any amount of Erroneously-Awarded Compensation based on violation of home country law, the Company has obtained an opinion of home country counsel, acceptable to the NYSE, that recovery would result in such a violation and a copy of the opinion is provided to the NYSE; or

(iii)	Recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the Company, to fail to meet the requirements of 26 U.S.C. 401(a)(13) or 26 U.S.C. 411(a) and regulations thereunder.

VII. Reporting and Disclosure Requirements

The Company shall file all disclosures with respect to this Policy in accordance with the requirements of the federal securities laws, including the disclosure required by the applicable filings required to be made with the SEC.

VIII. Effective Date

This Policy shall apply to any Incentive-Based Compensation Received on or after the NYSE Effective Date.

IX. No Indemnification

The Company shall not indemnify any Covered Person against the loss of Erroneously-Awarded Compensation and shall not pay, or reimburse any Covered Persons for premiums, for any insurance policy to fund such Covered Person’s potential recovery obligations.

X. Administration

The Committee has the sole discretion to administer this Policy and ensure compliance with the NYSE Rules and any other applicable law, regulation, rule or interpretation of the SEC or the NYSE promulgated or issued in connection therewith. Actions of the Committee pursuant to this Policy shall be taken by the vote of a majority of its members. The Committee shall, subject to the provisions of this Policy, make such determinations and interpretations and take such actions as it deems necessary, appropriate or advisable. All determinations and interpretations made by the Committee shall be final, binding and conclusive.

XI. Amendment; Termination

The Committee may amend this Policy from time to time in its discretion and shall amend this Policy as it deems necessary, including as and when it determines that it is legally required by any federal securities laws, SEC rule, the Companies Law or the rules of any national securities exchange or national securities association on which the Company’s securities are then listed. The Committee may terminate this Policy at any time. Notwithstanding anything in this Section XI to the contrary, no amendment or termination of this Policy shall be effective if such amendment or termination would (after taking into account any actions taken by the Company contemporaneously with such amendment or termination) cause the Company to violate any federal securities laws, SEC rule, the Companies Law or the rules of any national securities exchange or national securities association on which the Company’s securities are then listed.

XII. Other Recoupment Rights; No Additional Payments

The Committee intends that this Policy will be applied to the fullest extent of the law. The Committee may require that any employment agreement, equity award agreement or any other agreement entered into on or after the Adoption Date shall, as a condition to the grant of any benefit thereunder, require a Covered Person to agree to abide by the terms of this Policy. Any right of recoupment under this Policy is in addition to, and not in lieu of, any other rights under applicable law, regulation or rule or pursuant to any similar policy in any employment agreement, equity plan, compensation policy, equity award agreement or similar arrangement and any other legal remedies available to the Company. However, this Policy shall not provide for recovery of Incentive-Based Compensation that the Company has already recovered pursuant to Section 304 of the Sarbanes-Oxley Act or other recovery obligations.

XIII. Successors

This Policy shall be binding and enforceable against all Covered Persons and their beneficiaries, heirs, executors, administrators or other legal representatives.

Exhibit A

ACKNOWLEDGEMENT AND AGREEMENT

TO THE

EXECUTIVE OFFICER CLAWBACK POLICY

OF

Can-Fite BioPharma LTD.

By signing below, the undersigned acknowledges and confirms that the undersigned has received and reviewed a copy of Can-Fite BioPharma Ltd. Executive Officer Clawback Policy (the “Policy”). Capitalized terms used but not otherwise defined in this Acknowledgement Form (this “Acknowledgement Form”) shall have the meanings ascribed to such terms in the Policy.

By signing this Acknowledgement Form, the undersigned acknowledges and agrees that the undersigned is and will continue to be subject to the Policy and that the Policy will apply both during and after the undersigned’s employment with the Company. Further, by signing below, the undersigned agrees to abide by the terms of the Policy, including, without limitation, by returning any Erroneously-Awarded Compensation (as defined in the Policy) to the Company to the extent required by, and in a manner permitted by, the Policy.

Signature

Name

Date